

Mail Stop 3561

June 16, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Ronald Nelson
Chief Executive Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

> **Re:** **Avis Budget Group, Inc.**
> **Form 10-K for the year ended Dec. 31, 2009**
> **File No. 001-10308**

Dear Mr. Nelson:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Financial Statements</u>
<u>Note 18. Debt Under Vehicle Programs and Borrowing Arrangements, page F-32</u>

1. We have reviewed your response to our prior comment 4. To facilitate our understanding of the nature and purpose of AESOP, please provide us with additional detailed information as to its structure and operations. Specifically, please tell us whether AESOP is profitable. In this regard, we note the consistent increase in the balance of your investment in AESOP through March 31, 2010. Please explain the business reasons for these increases and describe the circumstances under which the investment balance would decrease, if applicable. Explain whether and/or how the investment in AESOP is recoverable. Describe how this investment would be liquidated.

2. As a related matter, refer to your discussion of "Vehicle Dispositions" on page 11 of your document. We note that you dispose of your risk vehicles largely through automobile auctions. Please tell us whether the proceeds from the AESOP note issuances are used to finance the acquisition of risk vehicles as well as program vehicles. If they are not, please tell us how the purchase of risk vehicles is financed. Alternatively, if risk vehicles are included within "Assets under vehicle programs" please describe the extent, if any, to which your equity investment in AESOP is correspondingly at risk. In this regard, it appears that insurance wraps are for the protection of "Term Investors." Please advise, supplementally and in detail.

3. Finally, the fact that the third party debt issued by AESOP Funding has its principal and interest payments guaranteed by independent insurance companies appears to be a critical factor in determining that AESOP does not require consolidation. Please expand your proposed disclosure (Appendix A) to clearly explain this important factor.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief